NDT VENTURES LTD.

PRESS RELEASE

October 29, 2004

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

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NDT First Quarter Summary  Release and Troy Option Agreement Approval

NDT Ventures Ltd. (TSXV:NDE) (OTCBB:NDTVF) has filed its interim consolidated financial statements and the Management Discussion and Analysis (Form 51-102F) for the three months ended August 31, 2004 with the regulatory authorities through SEDAR (www.sedar.com) and has mailed them to shareholders whose names appear on its Supplemental List.  The interim financial statements were prepared by management in accordance with Canadian generally accepted accounting principles and were not reviewed by NDT’s auditors.  This news release is being issued pursuant to National Instrument 54-102.

The Company is engaged in the location, acquisition, exploration and, if warranted, development of mineral resource properties throughout the Americas. Currently, the Company’s exploration activities are focused on mineral properties situated in Nunavut, Manitoba, Ontario and Nevada. The Company also maintains mineral properties in the Voisey’s Bay area of Labrador and Newfoundland as well as in Argentina and Peru.

Highlights of technical and corporate developments for first quarter of fiscal 2005 include:

  The commencement of exploration activities on the Trend Project. In June, NDT granted Nevada Contact Inc. (“NCI”) an option to acquire up to 65% interest in the Trend Project. In September, NCI announced that a contract has been let to provide detailed aeromagnetic data and interpretation of the project area. NCI has also designed and commissioned a detailed, ground-based gravity survey of the entire project area.

  Commencement of diamond exploration campaigns on the Melville Diamond Projects. NDT and Strongbow Exploration Inc. (“Strongbow”) commenced a second year exploration program to follow-up on selected high priority geophysical targets on the Fury property and the collection of approximately 140 heavy mineral samples to confirm and further investigate anomalous sample results on both Fury and the Gem properties. Results are pending.

  The acquisition of the Troy Property. In October, NDT acquired an option from Troon Ventures Ltd. (“Troon”) to earn up to a 60% interest in the Troy Property located 65 km southwest of Chapleau, Ontario. A fall program of line cutting and grid preparation, geological mapping and sampling, and backhoe trenching may lead to a winter drill program.

  Completion of a sampling program  and drill preparation of Golden Shear Project, the first of the Nevada Nine Projects. NDT has finalized plans for a drill program on the Golden Shear Project, located near Winnemucca, Nevada.  The property consists of 45 claims covering two target areas, along a portion of a mineral trend traceable for approximately 15 kilometers. The Company has applied for the necessary permits and expects to commence a drill program by mid-November.

  Active exploration has continued in South America, Nevada and Canada as the Company seeks additional acquisition opportunities in the Americas.

  In July 2004, the Company completed a private placement of 3.5 million units for gross proceeds of $700,000.

Results of Operations

The Company’s loss for the current period totaled $167,778 as compared to a loss of $133,347 during the comparative period ended August 31, 2003.  General and administrative expenses increased as compared to the prior period, from $73,611 for the three months ended August 31, 2003 to $151,416 for the three months ended August 31, 2004.  Stock-based compensation, a non-cash item, was the largest expense during the first quarter at $98,434 (2003 - $nil), accounting for 65% of the Company’s total general and administrative expense.  Management and administrative fees paid to International Northair Mines Ltd. (“Northair”) under the terms of a management and cost sharing agreement decreased to $27,000 in the first quarter from $45,000 in the comparative period.  The administrative fee was reduced to $9,000 per month due to a decrease in shared costs and services provided.

Liquidity and Capital Resources

The Company’s working capital as at August 31, 2004 was $1,202,804 as compared to working capital of $804,424 as at May 31, 2004.  During the three months ended August 31, 2004, cash and equivalents increased by $342,294 to $1,247,162.  Included in this amount is $370,504 that must be spent on qualified Canadian exploration expense no later than December 31, 2004.  In the comparative period, cash and equivalents decreased by $160,793 to $1,706,307 as at August 31, 2003.

As at August 31, 2004, the Company’s share capital was $25,143,493 representing 37,120,695 common shares without par value (May 31, 2004 - $24,424,066 – 33,537,745 common shares).  Included in share capital is stock-based compensation of $115,004 (May 31, 2004 - $16,570).  The deficit was $22,910,941 (May 31, 2004 - $22,743,163) as at August 31, 2004.  Shareholders’ equity totaled $2,232,552 as at August 31, 2004 as compared to shareholder’s equity of $1,680,903 as at May 31, 2004.

Other Matters

The Company has received regulatory approval for the option agreement on the Troy Property, dated September 21, 2004.  Under this agreement, NDT has issued 25,000 shares to Troon Ventures Ltd. with a hold period until February 28, 2005.

On Behalf of the Board,

NDT VENTURES LTD.

“Fred G. Hewett”

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Fred G. Hewett, P. Eng.

President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals and exploration results, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production, project development, ore reserve estimates, future anticipated reserves and cost engineering estimate risks, geological factors and exploration results.  See the Company’s Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.